Appendix E: Supporting Documents

Please note that all of the information hosted on the WeVidIt App may be found in Appendix A: Business Description & Plan. Refer to Appendix A in the Form for a description of the material content of such information of the project. Further such disclosures on risks can be found within "Risk Factors" in this Form, as well as in the text of the Offering Agreement found in Appendix B, A video associated with the Offering is publicly available on https://app.wevidit.com/. A transcript of the video is below:

Transcript:

Mary 0:01
How in the world am I going to tell Joseph about this Elizabeth?

Elizabeth 0:04
You're gonna say I'm pregnant but I wasn't unfaithful it's a divine conception the baby is God's

Mary 0:13
He's never going to believe me

Elizabeth 0:14
You don't know that.

Mary 0:16
I do know that if I tell him he won't marry me

Elizabeth 0:19
You don't know that

Mary 0:20
I do know that it's logical.

Elizabeth 0:22
No, you don't

Mary 0:23
Elizabeth!

Singer 1 0:24
I'm gonna miss the good life Joseph would have shown me.

Singer 2 0:33
You're the just the messenger. You're just the messenger.

Singer 1 0:37
the Lord has done great things for me. Taken away my disgrace...

Singer 2 0:55
And so, I still don't know that she wants what I want. I'm still afraid she doesn't see like I...

Singer 1 0:55
 [Baby talk]

Vocalizing 1 1:01
Yeah, you walk through the sea on dry land. Yeah, you walk through the see on dry land.

Oh Great Holy One, what new thing have You done on this ground I humbly trod?

To the angry hand on the sword, he wants every one to call him

In addition to the information expressly required to be included in this Form, please find included:

1.   Filed LLC Articles